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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 25049

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                  Commission File Number 0-27374

(Check one)

/ / Form 10-K / / Form 20-F / / Form 11-K /X/ Form 10-Q / / Form N-SAR

         For period ended   June 30, 1998
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         / /  Transition Report on Form 10-K

         / /  Transition Report on Form 20-F

         / /  Transition Report on Form 11-K

         / /  Transition Report on Form 10-Q

         / /  Transition Report on Form N-SAR

         For the transition period ended
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         Read Attached Instruction Sheet Before Preparing Form. Please Print or
         Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

         Full Name of Registrant    Unison HealthCare Corporation
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         Former Name if Applicable
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Address of principal executive office
         (Street and Number)  15300 N. 90th St., Suite 100
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City, State and Zip Code      Scottsdale, Arizona  85260
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                                     PART II

                             RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         / / (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         / / (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         / / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

                  Unison HealthCare Corporation (the "Company") previously reported that it continues to experience financial difficulties and has been unsuccessful in its efforts to reduce its cost of capital and operating expenses and provide liquidity. The Company's cashflow shortfalls persist and management is focusing its efforts on improving operations and completing a financial restructuring of the Company. These events have delayed and are expected to continue to delay the preparation of the Company's quarterly report on Form 10-Q for the three months ended June 30, 1998.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

                  Nir E. Margalit          (602) 423-1954
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                       (Name)              (Area Code) (Telephone Number)
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         (2) Have all other periodic reports required under Section 13 or 15(d)
of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                             / / Yes  /X/ No

Annual report on Form 10-K for the year ended December 31, 1997
Quarterly report on Form 10-Q for the period ended March 31, 1998

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               /X/ Yes / / No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  The Company recorded a pretax loss of $5.0 million for the three months ended June 30, 1998 compared to a pretax loss of $4.3 million in the 1997 second quarter. Revenues decreased 16.1% to $48.1 million due primarily to the disposition of 11 nursing facilities in fiscal 1998. Wages and related expenses decreased 18.3% to $24.5 million. Other operating expenses decreased 12.7% to $17.7 million. Interest expense decreased from $4.9 million in the 1997 second quarter to $4.1 million in the 1998 period. Reorganization costs amounted to $868,000 in the 1998 second quarter.
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                          Unison HealthCare Corporation
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                  (Name of Registrant as Specified in Charter)

         Has caused its notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     August 14, 1998            By     /s/  MICHAEL A. JEFFRIES
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                                    Name   Michael A. Jeffries
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                                    Title  President and Chief Executive Officer
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Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with this form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).